Exhibit 3.2

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION OF

SAV ACQUISITION CORPORATION

A Delaware Corporation

SAV Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

A.           The name of this Corporation is SAV Acquisition Corporation.

B.           The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was December 18, 2011.

C.           The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Certificate of Incorporation:

D.           Article I of the Certificate of Incorporation is hereby amended to read, in its entirety, as follows:

The name of the Corporation is Corbus Pharmaceuticals Holdings, Inc.

E.           Article V of the Certificate of Incorporation is hereby amended by adding the following new paragraph:

Upon the filing and effectiveness (the "Effective Time") pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each two (2) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to be rounded up to the next whole share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to adjustment for fractional share interests as described above. Other than as set forth in this paragraph, all numbers of shares, and all amounts stated on a per share basis, contained in this Certificate of Incorporation, as amended, are stated after giving effect to such Reverse Stock Split and no further adjustment shall be made as a consequence of such Reverse Stock Split For purposes of clarity, after the Effective Time, the total number of shares of all classes of stock that the Corporation shall have authority to issue shall remain at One Hundred Sixty Million (160,000,000) shares, consisting of One Hundred Fifty Million (150,000,000) shares of Common Stock and Ten Million (10,000,000) shares of Preferred Stock.

F.           By written consent executed in accordance with Section 228 of the General Corporation Law of the State of Delaware, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon was given written notice of the proposed amendments to the Certificate of Incorporation and voted in favor of the adoption of the amendments to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendments.

G.           This Certificate of Amendment of the Certificate of Incorporation has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SAV Acquisition Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by David Hochman, its President, this __ day of _______, 2014.

SAV ACQUISITION CORPORATION

David Hochman
President